                                                                    EXHIBIT 99.1

NEWS RELEASE

For further information contact:

Kerry J. Chauvin                                       Joseph P. Gallagher, III
Chief Executive Officer                                 Chief Financial Officer
(504)872-2100                                                     (504)872-2100
-------------------------------------------------------------------------------
FOR IMMEDIATE RELEASE
TUESDAY, NOVEMBER 25, 1997


                         GULF ISLAND FABRICATION, INC.
          ANNOUNCES COMPLETION OF OFFERING BY PRINCIPAL SHAREHOLDERS


     HOUMA, LA - GULF ISLAND FABRICATION, INC. (NASDAQ: GIFI) announced the completion of an offering by its principal shareholders of 2,000,000 shares of common stock at a public offering price of $22.50 per share. Alden J. Laborde, 81, and Huey J. Wilson, 69, sold the shares for estate planning and asset diversification purposes. The selling shareholders have also agreed to sell up to 300,000 additional shares, at the same price, to cover over-allotments, if any.

     The shares were sold by an underwriting group consisting of Morgan Keegan & Company, Inc., Raymond James & Associates, Inc. and Johnson Rice & Company L.L.C.

     Gulf Island Fabrication, Inc. is headquartered in Houma, and is a leading fabricator of offshore drilling and production platforms and other specialized structures used in the development and production of offshore oil and gas reserves. The Company offers offshore interconnect piping hook-up, inshore marine construction and steel warehousing and sales.

     A copy of the prospectus relating to the offering may be obtained from Morgan Keegan & Company, Inc., 50 N. Front Street, Memphis, Tenn. 38103. These securities are offered only by means of a written prospectus and this announcement is neither an offer to sell nor a solicitation of an offer to buy.